SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X/A

(Amendment No. 1)

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.       Name of issuer or person filing (“Filer”): Entrée Resources Ltd.

B. (1) This is (check one):

[_]An original filing for the Filer.

[X]An amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [_]

C.       Identify the filing in conjunction with which this form is being filed:

           Name of registrant:                                                Entrée Resources Ltd.

           Form type:                                                               Form 40-F

           File number (if known):                                         001-32570

           Filed by:                                                                  Entrée Resources Ltd.

           Date filed (if filed concurrently, so indicate):    April 11, 2023

D.	The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at Suite 1650, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1; telephone (604) 687- 4777.
E.	The Filer designates and appoints National Registered Agents, Inc. (“Agent”) located at 1015 15th Street NW, Washington, DC 20005; telephone (202) 572-3133 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form 40-F relates has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F; the securities to which the Form 40-F relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on April 11, 2023.

ENTRÉE RESOURCES LTD.

By: /s/ Stephen Scott

Name: Stephen Scott

Title: Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on April 11, 2023.

NATIONAL REGISTERED AGENTS, INC.

as Agent for Service of Process for Entrée Resources Ltd.

By: /s/ Debora Cokbilen

Name: Debora Cokbilen

Title: Assistant Secretary